Exhibit 3.11

ARTICLES OF AMENDMENT TO THE ARTICLES OF

INCORPORATION

OF BIOSTANDARD CORPORATION

Pursuant to the provisions of Section 607.1006, Florida Statutes, the undersigned corporation, Bio Standard Corporation (P98000090003) adopts the following Articles of Amendment to its Articles of Incorporation.

Article I. Name

The name of this Florida corporation is Bio Standard Corporation.

Article II. Amendment

The Articles of Incorporation of the Corporation are amended as follows:

Article I and Article II are deleted in their entirety and replaced with the following:

        Article I

        The name of this corporation shall be: NETTEL HOLDINGS, INC., and shall have perpetual existence.

       Article II

        The Corporation shall have the authority to issue 250,000,000 shares of common stock, par value $0.001 per share. In addition, the Corporation shall have the authority to issue

        50,000,000 shares of non-voting common stock, par value $0.001 per share which may be divided into series and with preferences, limitations, relative rights determined by the Board of Directors. In addition, the Corporation shall have the authority to issue 10,000,000 shares of preferred stock, par value $0.001 per share which may be divided into series and with preferences, limitations, relative rights determined by the Board of Directors.

Article III. Date Amendment Adopted

The amendment set forth in these Articles of Amendment was adopted by the Board of Directors on the date shown below.

Article IV. Shareholder Approval of Amendment

The amendment set forth in these Articles of Amendment was proposed by the Corporation's Board of Directors and approved by the shareholders by a vote sufficient for approval of the amendment.

The undersigned executed this document on the date shown below:

Bio Standard Corporation

By: /s/ Tina T. Phan

Name: Tina T. Phan

Title: Secretary

Date: 05-22-2003